Exhibit 99.1

[FACE OF NOTE]

Unless this certificate is presented by an authorized representative of The Depository Trust Company (55 Water Street, New York, New York) to the issuer or its agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co. or such other name as requested by an authorized representative of The Depository Trust Company and any payment is made to Cede & Co., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered owner hereof, Cede & Co., has an interest herein.

Unless and until it is exchanged in whole or in part for notes in definitive registered form, this Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

REGISTERED No. 1	PRINCIPAL AMOUNT: $390,000
CUSIP: 22546EBG8

CREDIT SUISSE
Callable Yield Notes
due May 29, 2009
Linked to the Performance of Three U.S. Equities

CREDIT SUISSE, a corporation organized under the laws of, and duly licensed as a bank in, Switzerland (the “Company”, which term includes any successor corporation under the Indenture hereinafter referred to), acting through its Nassau branch (the “Branch”), for value received, hereby promises to pay to Cede & Co., or registered assigns, at the office or agency of the Company in New York, New York, the Redemption Amount (as defined on the reverse hereof) on the Maturity Date (as defined on the reverse hereof), in the coin or currency of the United States.

In addition, the Bank promises to pay Cede & Co. or registered assignees interest on the Note at a rate of 15.00% per annum of the Principal Amount from and including their Issue Date to and including the Maturity Date or Early Redemption Date (as defined on the reverse hereof), as applicable.  Interest will be paid monthly (each, an “Interest Payment Date”), commencing on August 29, 2008 and ending on the Maturity Date or Early Redemption Date, as applicable.  If any such Interest Payment Date is not a Business Day, interest will be payable on the next succeeding day that is a Business Day, unless that day is in the next calendar month, in which case that Interest Payment Date will be the first preceding day that is a Business Day.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.  All capitalized terms used herein but not otherwise defined shall have the meaning assigned to them in the Indenture (as defined on the reverse hereof).

This Note shall not be entitled to any benefit under the Indenture, or be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee (as defined on the reverse hereof) under the Indenture referred to on the reverse hereof.

IN WITNESS WHEREOF, the Company, acting through the Branch, has caused this Note to be duly executed.

CREDIT SUISSE,
acting through its Nassau branch

By:
Name:
Title: Authorized Signatory

By:
Name:
Title: Authorized Signatory

CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated:   May 29, 2008

THE BANK OF NEW YORK, as Trustee

By:
Authorized Signatory

F-2

[REVERSE OF NOTE]

CREDIT SUISSE

Callable Yield Notes

due May 29, 2009

Linked to the Performance of Three U.S. Equities

This Note is one of a duly authorized issue of debentures, notes, bonds or other evidences of indebtedness of the Company (the “Securities”) of the series hereinafter specified, all issued or to be issued under and pursuant to a senior indenture, dated as of March 29, 2007 (the “Indenture”), between the Company and The Bank of New York (the “Trustee”), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company, and the Holders of the Securities.  The Securities may be issued in one or more series, which different series may be issued in various aggregate principal amounts, may mature at different times, may bear interest (if any) at different rates, may be subject to different redemption provisions (if any), may be subject to different sinking, purchase or analogous funds (if any) and may otherwise vary as provided in the Indenture.

This Note is one of a series designated as the Callable Yield Notes due May 29, 2009 Linked to the Performance of Three U.S. Equities.

This Note, and any Note or Notes issued upon transfer or exchange hereof, is issuable only in fully registered form, without coupons, and is issuable only in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof, in the manner and subject to the limitations provided in the Indenture.

This Note will not be subject to any sinking fund and will not be redeemable or subject to repayment at the option of the Holder prior to maturity.

This Note will mature on May 29, 2009 (the “Maturity Date”); provided, that if a Market Disruption Event (as defined below) exists on the Valuation Date (as defined below), as determined by the Calculation Agent (as defined below), the Maturity Date will be the later of May 29, 2009 and the three business days following the day on which the Final Price (as defined below) for each Reference Share (as defined below) is calculated.  No interest or other payment will be payable hereon because of any such postponement of the Maturity Date.

The Company, acting through the Branch, may redeem this Note, in whole but not in part, on any Interest Payment Date by giving at least five business days’ notice (the “Early Redemption Date”).  If the Company exercises

R-1

it redemption right, on the Early Redemption Date, the holders of this Note will receive an amount equal to 100% of the Principal Amount of this Note plus any accrued and unpaid interest (the “Early Redemption Amount”).

Unless previously redeemed by the Company, acting through the Branch, on the Maturity Date, upon delivery of this Note to the Paying Agent, the amount of cash deliverable in respect of this Note (the “Redemption Amount”) will be calculated as follows:

•                  If a Knock-In Event does not occur, the Redemption Amount will equal the principal amount of your securities.

•                  If (i) a Knock-In Event occurs and (ii) the Final Share Price of the Lowest Performing Reference Share on the Valuation Date is greater than or equal to its Initial Share Price, the Redemption Amount will equal the principal amount of your securities.

•                  If (i) a Knock-In Event occurs and (ii) the Final Share Price of the Lowest Performing Reference Share on the Valuation Date is less than its Initial Share Price, you will receive, for every $1,000 principal amount of your investment in the securities, the physical delivery amount, which consists of: (x) a number of shares of the Lowest Performing Reference Share equal to $1,000 divided by the Initial Share Price and (y) an amount in cash equal to the proportion of the final share price corresponding to any fractional share (the remainder from the preceding equation), which is determined by multiplying the fractional share by the final share price.

                As used herein, the following terms have the following definitions:

(i)            the “Knock-in Level” means, for each of the Goldman Sachs Group, JPMorgan Chase & Co. and the American International Group, $112.216, $27.508 and $24.018, respectively;

(ii)           a “Business Day” means any day, other than a Saturday, Sunday or a day on which banking institutions in the City of New York, New York are generally authorized or obligated by law or executive order to close;

(iii)          the “Closing Price” means, for any Reference Share on any relevant Share Business Day, the price of such Reference Share as determined by the Calculation Agent by reference to the closing sale price (or, if no closing sale price is reported, the last reported sale price) of such security on the Exchange on such date;

(iv)          the “Exchange” means the New York Stock Exchange;

(v)           the “Final Share Price” means, in respect of a Reference Share, the Closing Price of such Reference Share on the Valuation Date;

(vi)          the “Initial Share Price” means $174.64 for the Goldman Sachs Group, $42.32 for JPMorgan Chase & Co. and $36.95 for the American International Group;

(vii)         a “Knock-In Event occurs” if the price of any Reference Share reaches or falls below the Knock-in Level for such Reference Share, at any time on any day, from and including the Trade Date to and including the Valuation Date;

(viii)        the “Lowest Performing Reference Share” is the Reference Share for which the lowest value is obtained from the following equation: (Final Share Price – Initial Share Price) / Initial Share Price;

(ix)           a “Market Disruption Event” means, in respect of any Reference Share, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the Exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, of accurate price, volume or related information in respect of (a) the Reference Shares or (b) any options or futures contracts, or any options on such futures contracts, relating to the Reference Shares.

For purposes of determining whether a market disruption event has occurred for the references shares: (1) a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange; (2) a decision permanently to discontinue trading in the relevant options or futures contract will not constitute a market disruption event; (3) limitations pursuant to New York Stock Exchange Rule 80A—Index Arbitrage Trading Restrictions (or any applicable rule or regulation enacted or promulgated by the New York Stock Exchange, any other self-regulatory organization or the SEC of similar scope as determined by the Calculation Agent) on trading during significant market fluctuations will constitute a market disruption event; (4) a suspension of trading in an options contract on the Reference Shares by the primary securities market trading in such options, if available, by reason of (x) a price change exceeding limits set by such securities exchange or market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension or material limitation of trading in options contracts related to the Reference Shares notwithstanding that such suspension or material limitation is less than two hours; (5) a suspension, absence or material limitation of trading on the primary securities market on which options contracts related to the Reference Shares are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances; and (6) a “suspension or material limitation” on an exchange or in a market will include a suspension or material limitation of trading by one class of investors provided that such suspension continues for more than two hours of trading or during the last one-half hour period preceding the close of trading on the relevant exchange or market (but will not include limitations imposed on certain types of trading under New York Stock Exchange Rule 80A or any applicable rule or regulation enacted or promulgated by the New York Stock Exchange, NASDAQ, any other self-regulatory organization or the SEC of a similar scope or as a replacement for Rule 80A, as determined by the Calculation Agent) and will not include any time when such exchange or market is closed for trading as part of such exchange’s or market’s regularly scheduled business hours.

(x)            the “Reference Shares” means, collectively, the Goldman Sachs Group (as reported on Bloomberg page “GS US <Equity>“), JPMorgan Chase & Co. (as reported on Bloomberg page “JPM US <Equity>“) and the American International Group (as reported on Bloomberg page “AIG US <Equity>“); and the term “Reference Share” means each such share, individually;

(xi)           a “Share Business Day” means any day that is (or, but for the occurrence of a Market Disruption Event, would have been) a day on which trading is generally conducted on the Exchange, other than a day on which the Exchange is scheduled to close prior to its regular weekday closing time;

(xii)          the “Trade Date” means May 22, 2008;

(xiii)         the “Valuation Date” means March 22, 2009, subject to postponement if a market disruption event occurs on this date;

(xiv)        all other terms used in this Note which are defined in the Indenture and not otherwise defined herein shall have the meanings assigned to them in the Indenture.

Payment of the Redemption Amount due on the Maturity Date or Early Redemption Amount due on the Early Redemption Date will be made in immediately available funds upon surrender of this Note at the office or agency of the Paying Agent, or at the office or agency of such other Paying Agent as the Bank may determine.

Antidilution Adjustments

General

The Calculation Agent will adjust the Initial Share Price and the physical delivery amount if certain corporate actions and other events described below, each of which we refer to as an adjustment event, occur, and the Calculation Agent determines that such adjustment event has a diluting or concentrative effect on the theoretical value of the Reference Shares. We have listed below examples of how adjustment events may lead to adjustments to the Initial Share Price and the physical delivery amount.

Upon the occurrence of an adjustment event that the Calculation Agent determines has a diluting or concentrative effect on the theoretical value of the Reference Shares, for purposes only of determining whether the final share price is less than the Initial Share Price, the Calculation Agent will typically adjust the Initial Share Price according to the following formula:

Adjusted Initial Share Price =	(	prior physical delivery amount	)
Initial Share Price x		adjusted physical delivery amount

The physical delivery amount will be adjusted by the Calculation Agent as set forth in the specific examples below.

The adjustments described below do not cover all events that could affect the value of the securities.

Adjustments

If an adjustment event occurs and the Calculation Agent determines that the event has a diluting or concentrative effect on the theoretical value of the Reference Shares, the Calculation Agent will calculate a corresponding adjustment to the Initial Share Price and the physical delivery amount as the Calculation Agent determines appropriate to account for that diluting or concentrative effect. The Calculation Agent will also determine the effective date of that adjustment, and the replacement of the Reference Shares, if applicable, in the event of consolidation or merger. Upon making any such adjustment, the Calculation Agent will give notice as soon as practicable to The Bank of New York, as successor to JPMorgan Chase Bank, N.A., as trustee, which will provide notice of such dilution adjustment to the registered holders of the securities in the manner set forth below.

If more than one adjustment event occurs, the Calculation Agent will make an adjustment for each such adjustment event in the order in which they occur, and on a cumulative basis. Accordingly, having adjusted the Initial Share Price and the physical delivery amount for the first such adjustment event, the Calculation Agent will adjust the Initial Share Price and the physical delivery amount for the second adjustment event, applying the required adjustment to the Initial Share Price and the physical delivery amount as already adjusted for the first adjustment event, and so on for each subsequent adjustment event.

The Calculation Agent will not have to adjust the Initial Share Price and the physical delivery amount for any adjustment event unless the adjustment would result in a change to the Initial Share Price or the physical delivery amount of at least 0.1% in the Initial Share Price or the physical delivery amount that would apply without the adjustment. The Initial Share Price and the physical delivery amount resulting from any adjustment would be rounded up or down, as appropriate, to, in the case of the Initial Share Price, the nearest cent, and, in the case of the physical delivery amount, the nearest thousandth, with one-half cent and five ten-thousandths, respectively, being rounded upwards.

If an adjustment event requiring an antidilution adjustment occurs, the Calculation Agent will make any adjustments with a view to offsetting, to the extent practical, any change in your economic position relative to the securities that results solely from that event. The Calculation Agent may, in its sole discretion, modify any antidilution adjustments as necessary to ensure an equitable result.

The Calculation Agent has sole discretion in making all determinations with respect to antidilution adjustments, including any determination as to whether an adjustment event requiring an antidilution adjustment has occurred, as to the nature of the adjustment required and how it will be made. In the absence of manifest error, those determinations will be conclusive for all purposes and will be binding on you and us, without any liability on the part of the Calculation Agent. Because the Calculation Agent is an affiliate of ours, potential conflicts of interest may exist between the Calculation Agent and you with respect to such determinations. Upon your written request, the Calculation Agent will provide information about any adjustments it makes.

Events requiring an antidilution adjustment

The following is a list of adjustment events that may require an antidilution adjustment:

a)                      a subdivision, consolidation or reclassification of the Reference Shares or a free distribution or dividend of any Reference Shares to existing holders of Reference Shares by way of bonus, capitalization or similar issue;

b)                     a dividend or other distribution to existing holders of Reference Shares of (i) the Reference Shares, (ii) other share capital or securities granting the right to payment of dividends equally or proportionately with such payments to holders of the Reference Shares or (iii) any other type of securities, rights or warrants in any case for payment (in cash or otherwise) at less than the prevailing market price as determined by the Calculation Agent;

c)                      the declaration by the issuer of the Reference Shares of an extraordinary or special dividend or other distribution whether in cash or Reference Shares or other assets;

d)                     a repurchase of its common stock by the issuer of the Reference Shares whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise;

e)                      a consolidation of the issuer of the Reference Shares with another company or merger of the issuer of the Reference Shares with another company;

f)                        any other similar event that may have a diluting or concentrative effect on the theoretical value of the Reference Shares.

Certain adjustment events are discussed in greater detail below.

Stock splits

A stock split is an increase in the number of a corporation’s outstanding shares of stock without any change in its stockholders’ equity. As a result of a stock split, each outstanding share will be worth less.

If the Reference Shares are subject to a stock split, the Calculation Agent will adjust the physical delivery amount to equal the sum of the prior physical delivery amount—i.e., the physical delivery amount before that adjustment—and the product of (i) the number of additional shares issued in the stock split with respect to each of the Reference Shares times (ii) the prior physical delivery amount.

Reverse stock splits

A reverse stock split is a decrease in the number of a corporation’s outstanding shares of stock without any change in its stockholders’ equity. As a result of a reverse stock split, each outstanding share will be worth more.

If the Reference Shares are subject to a reverse stock split, the Calculation Agent will adjust the physical delivery amount to equal the product of the prior physical delivery amount and the quotient of (i) the number of Reference Shares outstanding immediately after the reverse stock split becomes effective divided by (ii) the number of Reference Shares outstanding immediately before the reverse stock split becomes effective.

Stock dividends

In a stock dividend, a corporation issues additional shares of its stock to all holders of its outstanding stock in proportion to the shares they own. As a result of a stock dividend, each outstanding share will be worth less.

If the Reference Shares are subject to a stock dividend payable in the Reference Shares, then the Calculation Agent will adjust the physical delivery amount to equal the sum of the prior physical delivery amount and the product of (i) the number of additional shares issued in the stock dividend with respect to each of the Reference Shares times (ii) the prior physical delivery amount.

Other dividends and distributions

If the issuer of the Reference Shares declares a dividend to be distributed to holders of record of the Reference Shares as of a date falling in the period that begins on the day immediately following the Valuation Date and ends on the day immediately prior to the maturity date, any such dividend will not be paid to holders.

The physical delivery amount will not be adjusted to reflect any dividends or distributions paid with respect to the Reference Shares, other than (i) stock dividends described above; (ii) issuances of transferable rights and warrants as described in “—Transferable rights and warrants” below; and (iii) extraordinary dividends as described below.

A dividend or other distribution with respect to the Reference Shares will be deemed to be an “extraordinary dividend” if its per share value exceeds that of the immediately preceding non-extraordinary dividend, if any, for the Reference Shares by an amount equal to at least 10% of the market price of the Reference Shares on the business day before the ex-dividend date for the extraordinary dividend. The ex-dividend date for any dividend or other distribution is the first day on which the Reference Shares trade without the right to receive that dividend or distribution. If an extraordinary dividend occurs, the Calculation Agent will adjust the physical delivery amount to equal the product of (1) the prior physical delivery amount times (2) a fraction, the numerator of which is the market price of the Reference Shares on the business day before the ex-dividend date and the denominator of which is the amount by which that market price exceeds the extraordinary dividend adjustment amount. The “extraordinary dividend adjustment amount” with respect to an extraordinary dividend for the Reference Shares equals: (i) for an extraordinary dividend that is paid in lieu of a regular quarterly dividend, the amount of the extraordinary dividend per share of the Reference Shares minus the amount per share of the immediately preceding dividend, if any, that was not an extraordinary dividend for the Reference Shares, or (ii) for an extraordinary dividend that is not paid in lieu of a regular quarterly dividend, the amount per share of the extraordinary dividend.

To the extent an extraordinary dividend is not paid in cash, the value of the non-cash component will be determined by the Calculation Agent. A distribution on the Reference Shares that is a dividend payable in the Reference Shares, an issuance of rights or warrants or a spin-off event and that is also an extraordinary dividend will result in an adjustment to the physical delivery amount only as described in “—Stock dividends” above, “—Transferable rights and warrants” below or “—Reorganization events” below, as the case may be, and not as described here.

Transferable rights and warrants

If the issuer of the Reference Shares issues transferable rights or warrants to all holders of the Reference Shares to subscribe for or purchase the Reference Shares at an exercise price per share that is less than the market price of the Reference Shares on the business day before the ex-dividend date for the issuance, then the physical delivery amount will be adjusted by multiplying the prior physical delivery amount by the following fraction: (i) the numerator will be the sum of the number of Reference Shares outstanding at the close of business on the day before that ex-dividend date and the total number of additional Reference Shares offered for subscription or purchase under those transferable rights or warrants, and (ii) the denominator will be the sum of the number of Reference Shares outstanding at the close of business on the day before that ex-dividend date and the product of (1) the total number of additional Reference Shares offered for subscription or purchase under the transferable rights or warrants times (2) the exercise price of those transferable rights or warrants divided by the market price on the business day before that ex-dividend date.

Reorganization events

Any of the following shall constitute a reorganization event: (i) the Reference Shares are reclassified or changed, including, without limitation, as a result of the issuance of any tracking stock by the issuer of the Reference Shares, (ii) the issuer of the Reference Shares has been subject to any merger, combination or consolidation and is not the surviving entity, (iii) the issuer of the Reference Shares completes a statutory exchange of securities with another corporation, (iv) the issuer of the Reference Shares is liquidated, (v) the issuer of the Reference Shares issues to all of its shareholders equity securities of an issuer other than the issuer of the Reference Shares (other than in a transaction above) (a “spinoff stock”) or (vi) the Reference Shares are the subject of a tender or exchange offer or going private transaction on all of the outstanding shares.

Adjustments for reorganization events

If any reorganization event occurs, in each case as a result of which the holders of the Reference Shares receive any equity security listed on a national securities exchange (a “marketable security”), other securities or other property, assets or cash (collectively “exchange property”), for purposes of determining the physical delivery amount following the effective date for such reorganization event (or, if applicable, in the case of spinoff stock, the ex-dividend date for the distribution of such spinoff stock), the physical delivery amount will be based on the following:

a)              if the Reference Shares continue to be outstanding, the prior physical delivery amount (if applicable, as reclassified upon the issuance of any tracking stock) on the relevant date (taking into account any adjustments for any distributions described under clause (c)(i) below);

b)             for each marketable security received in such reorganization event (each a “new stock”), including the issuance of any tracking stock or spinoff stock or the receipt of any stock received in exchange for the Reference Shares, the amount of new stock received with respect to one share of the Reference Shares, as adjusted to the relevant date (taking into account any adjustments for distributions described under clause (c)(i) below); and

c)              for any cash and any other property or securities other than marketable securities received in such reorganization event (the “non-stock exchange property”), (i) if the combined value of the amount of non-stock exchange property received per share of the Reference Shares, as determined by the

Calculation Agent in its sole discretion on the effective date of such reorganization event (the “non-stock exchange property value”), by holders of the Reference Shares is less than 25% of the closing price of the Reference Shares on the trading day immediately prior to the effective date of such reorganization event, an amount of the Reference Shares, if applicable, and of any new stock received in connection with such reorganization event, if applicable, in proportion to the relative closing prices of the Reference Shares and any such new stock, and with an aggregate value equal to the non-stock exchange property value, based on such closing prices, in each case as determined by the Calculation Agent in its sole discretion on the effective date of such reorganization event, or (ii) if the non-stock exchange property value is equal to or exceeds 25% of the closing price of the Reference Shares on the trading day immediately prior to the effective date relating to such reorganization event or, if the Reference Shares are surrendered exclusively for non-stock exchange property (in each case, an “alternate stock event”), a number of shares of the alternate stock (as defined below) with a value on the effective date of such reorganization event equal to the non-stock exchange property value. The “alternate stock” will be the common stock of the company with a price volatility on the measurement date (each as defined below) that is nearest (whether higher or lower) to the price volatility of the Reference Shares, as selected by the Calculation Agent from a group of five stocks then included in the S&P 500 Index (or, if publication of such index is discontinued, any successor or substitute index selected by the Calculation Agent in its sole discretion). The stocks from which the alternate stock is selected will be the five stocks with the largest market capitalization among the stocks then included in the S&P 500 Index (or such successor index) with the same primary “Industry” Standard Industrial Classification Code (“SIC Code”) as the issuer of the Reference Shares; provided that if there are fewer than five stocks with the same primary “Industry” SIC Code as the issuer of the Reference Shares, the Calculation Agent will identify additional stocks then included in the S&P 500 Index (or such successor index), from the following categories, selecting stocks, as required, in each succeeding category in descending order of market capitalization, beginning with the stock in each category with the largest capitalization: first, stocks with the same primary “Industry Group” classification as the issuer of the Reference Shares; second, stocks with the same primary “Major Group” classification as the issuer of the Reference Shares; and third, stocks with the same primary “Division” classification as the issuer of the Reference Shares; provided, further, that none of the five stocks from which the alternate stock will be selected will be a stock that is subject to a trading restriction under the trading restriction policies of Credit Suisse or any of its affiliates that would materially limit the ability of Credit Suisse or any of its affiliates to hedge the Securities with respect to such stock (a “hedging restriction”). “Industry,” “Industry Group,” “Major Group” and “Division” have the meanings assigned by the Office of Management and Budget, or any successor federal agency responsible for assigning SIC codes. If the SIC Code system of classification is altered or abandoned, the Calculation Agent may select an alternate classification system and implement similar procedures. “Price volatility” means the average historical price volatility for the period of 100 trading days ending on the trading day immediately prior to the first public announcement of the relevant reorganization event (the “measurement date”) as such average historical price volatility for such stock is displayed on Bloomberg screen Equity HVG (using the settings N = 100 and Market: T) (or any successor thereto); provided that if the price volatility of the Reference Shares or any stock identified in this sub-paragraph is not then displayed on Bloomberg, then the Calculation Agent, in its sole discretion, will determine the applicable price volatility.

In the case of a consummated tender or exchange offer or going-private transaction involving consideration of particular types, exchange property shall be deemed to include the amount of cash or other property delivered by the offeror in the tender or exchange offer (in an amount determined on the basis of the rate of exchange in such tender or exchange offer or going-private transaction). In the event of a tender or exchange offer or a going-private transaction with respect to exchange property in which an offeree may elect to receive cash or other property, exchange property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

If a reorganization event occurs, the property distributed in the event will be substituted for the common stock of the issuer of the Reference Shares as described above. Consequently, references to the common stock of the issuer of the Reference Shares mean any property that is distributed in a reorganization event and comprises the adjusted physical delivery amount. Similarly, references to the issuer of the Reference Shares mean any successor entity in a reorganization event.

In the event that we (with the prior written approval of the Calculation Agent) or the Calculation Agent determine that an adjustment should be made to the physical delivery amount as a result of one or more events or circumstances not otherwise described above (even if such event or circumstance is specifically excluded from the operation of the provisions described above), we shall at our own expense and acting reasonably request the Calculation Agent to determine as soon as practicable what adjustment (if any) is fair and reasonable to take account thereof.

Events of Default

In case an event of default (as defined in the Indenture) with respect to this Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of this Note (in accordance with the acceleration provisions set forth in the Indenture) will be determined by the Calculation Agent and will equal, for each Note, the arithmetic average, as determined by the Calculation Agent, of the fair market value of this Note as determined by at least three but not more than five broker-dealers (which may include Credit Suisse Securities (USA) LLC or any of the Company’s other subsidiaries or affiliates) as will make such fair market value determinations available to the Calculation Agent.

This Note is payable in the manner, with the effect and subject to the conditions provided in the Indenture.

If a payment date is not a business day as defined in the Indenture at a place of payment, payment may be made at that place on the next succeeding day that is a business day, and no interest shall accrue for the intervening period.

The Indenture permits the Company, acting through the Branch, and the Trustee to amend or supplement the Indenture or the Securities of a series without notice to or the consent of any holder of such Securities in certain circumstances.  With certain exceptions as therein provided, the Indenture permits the amendment thereof and the modification of the rights and obligations of the Company, acting through the Branch, and the rights of the holders of the Securities of each series to be affected under the Indenture at any time by the Company, acting through the Branch, and a majority in aggregate principal amount of the Securities at the time Outstanding of each series affected thereby.  The Indenture also contains provisions permitting the holders of specified percentages in aggregate principal amount of the Securities of any series at the time Outstanding, on behalf of the holders of all Securities of such series, to waive compliance by the Company, acting through the Branch, with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences.  Any such consent or waiver by the holder of this Note shall be conclusive and binding upon such holder and upon all future holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

The holder of this Note may not enforce such holder’s rights pursuant to the Indenture or the Notes except as provided in the Indenture.

Upon due presentment for registration of transfer of this Note, a new Note or Notes of Authorized Denominations for an equal aggregate principal amount will be issued to the transferee in exchange therefor, subject to the limitations provided in the Indenture, without charge except for any tax or other governmental charge imposed in connection therewith.

Prior to due presentment of this Note for registration of transfer, the Company, acting through the Branch, the Trustee and any agent of the Company or the Trustee may deem and treat the registered Holder hereof as the absolute owner of this Note (whether or not this Note shall be overdue and notwithstanding any notation of ownership or other writing hereon) for the purpose of receiving payment of, or on account of, the Redemption Amount hereof, and, subject to the provisions hereof, for all other purposes, and neither the Company, acting through the Branch, nor the Trustee nor any agent of the Company or the Trustee shall be affected by any notice to the contrary.

No recourse under or upon any obligation, covenant or agreement contained in the Indenture or any indenture supplemental thereto or in this Note, or because of any indebtedness evidenced thereby or hereby, shall be had against any incorporator as such, or against any past, present or future stockholder, officer, director or employee, as such, of the Company or of any successor, either directly or through the Company or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance hereof and as part of the consideration for the issue hereof.

The Indenture provides that a series of Securities may include one or more tranches (each a “tranche”) of Securities, including Securities issued in a Periodic Offering.  The Securities of different tranches may have one or more different terms, including authentication dates and public offering prices, but all the Securities within each such tranche shall have identical terms, including authentication date and public offering price.  Notwithstanding any other provision of the Indenture, subject to certain exceptions, with respect to sections of the Indenture concerning the execution, authentication and terms of the Securities, redemption of the Securities, Events of Default of the Securities, defeasance of the Securities and amendment of the Indenture, if any series of Securities includes more than one tranche, all provisions of such sections applicable to any series of Securities shall be deemed equally applicable to each tranche of any series of Securities in the same manner as though originally designated a series unless otherwise provided with respect to such series or tranche pursuant to a board resolution or a supplemental indenture establishing such series or tranche.

The calculation agent for the Note (the “Calculation Agent”) is Credit Suisse International.  All calculations and determinations of the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on the Company, acting through the Branch, and the beneficial owners of this Note, absent manifest error.  The Calculation Agent will have no responsibility for good faith errors or omissions in its calculations and determinations, whether caused by negligence or otherwise.

This Note is unsecured and ranks pari passu with all other unsecured and unsubordinated indebtedness of the Company.

No provision of this Note or of the Indenture shall alter or impair the obligation of the Company, acting through the Branch, which is absolute and unconditional, to pay the Redemption Amount on this Note in the manner, at the time and place, and in the coin or currency, herein and in the Indenture prescribed unless otherwise agreed between the Company, acting through the Branch, and the registered Holder of this Note.

This Note shall for all purposes be governed by, and construed in accordance with, the laws of the State of New York (without regard to conflicts of law principles thereof).

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

[PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE]

[PLEASE PRINT OR TYPE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE]

the within Note and all rights thereunder, hereby irrevocably constituting and appointing

                                                                                                                                                                            Attorney to transfer such Note on the books of the Issuer, with full power of substitution in the premises.

Signature:

Dated:
NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within Note in every particular without alteration or enlargement or any change whatsoever.